Exhibit 99.1

Ferrari N.V.

Semi-Annual Report
At and for the three and six months ended June 30, 2020
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Chief Executive Officer

Louis C. Camilleri

Vice Chairman

Piero Ferrari

Directors

Delphine Arnault
Francesca Bellettini
Roberto Cingolani
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

        In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

        The Semi-Annual Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2020 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. There are no material effects on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2019 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2020” in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

        The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars”and “$” refer to the currency of the United States of America (or “United States”).

        Certain totals in the tables included in this Semi-Annual Report may not add due to rounding.

        The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

        This Semi-Annual Report is unaudited.

FORWARD-LOOKING STATEMENTS
        Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the impact of the application of the new Formula 1 regulations (both financial and technical) progressively coming into effect from 2021 and 2022, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, including as a result of the impact of the COVID-19 pandemic, as well as the popularity of Formula 1 more broadly;
•our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•changes in client preferences and automotive trends;
•changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•competition in the luxury performance automobile industry;
•our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in growth and emerging market countries;
•our low volume strategy;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the performance of our dealer network on which we depend for sales and services;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•disruptions at our manufacturing facilities in Maranello and Modena;
•the effects of the evolution of and response to the COVID-19 pandemic;
•the effects of Brexit;
•the performance of our licensees for Ferrari-branded products;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•the ability of Maserati, our engine customer, to sell its planned volume of cars;
•our continued compliance with customs regulations of various jurisdictions;
•the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;
•the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;
•product recalls, liability claims and product warranties;
•the adequacy of our insurance coverage to protect us against potential losses;

•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks, including on our in-vehicle technology;
•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•labor relations and collective bargaining agreements;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.
We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ million, except per share data)
Net revenues	571	984	1,503	1,924
EBIT	23	239	243	471
Profit before taxes	12	230	219	455
Net profit	9	184	175	364
Net profit attributable to:
Owners of the parent	9	183	175	361
Non-controlling interests	—	1	—	3
Basic earnings per common share (in Euro) (1)	0.05	0.97	0.95	1.92
Diluted earnings per common share (in Euro) (1)	0.04	0.96	0.94	1.91
Dividend approved per common share (in Euro) (2) (3)	1.13	1.03	1.13	1.03
Dividend approved per common share (in USD) (2) (3) (4)	1.23	1.16	1.23	1.16
_____________________________
(1) See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.
(2)  Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 16, 2020, a dividend distribution of €1.13 per outstanding common share was approved, corresponding to a total distribution of €209 million. This distribution was made from the retained earnings reserve. In May 2020 the Company paid €195 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, is expected to be paid in the third quarter of 2020.
(3) Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 12, 2019, a dividend distribution of €1.03 per outstanding common share was approved, corresponding to a total distribution of €193 million. This distribution was made from the retained earnings reserve. In May 2019 the Company paid €181 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2019.
(4) Translated into U.S. Dollars at the exchange rates in effect on the dates on which the distribution was declared in U.S. Dollars for common shares that are traded on the New York Stock Exchange. These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into, U.S. Dollars at that or any other rate.

Consolidated Statement of Financial Position Data

	At June 30,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	1,112	898
Receivables from financing activities	989	966
Total assets	5,859	5,446
Debt	2,757	2,090
Total equity	1,347	1,487
Equity attributable to owners of the parent	1,341	1,481
Non-controlling interests	6	6
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	184,748	185,283

Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended June 30,				For the six months ended June 30,
	2020	%	2019	%	2020	%	2019	%
EMEA
Germany	145	10.4%	226	8.5%	527	12.8%	447	8.5%
UK	90	6.5%	291	10.9%	442	10.7%	580	11.0%
Italy	104	7.5%	151	5.7%	288	7.0%	303	5.7%
Switzerland	64	4.6%	115	4.3%	204	4.9%	211	4.0%
France	70	5.0%	103	3.9%	182	4.4%	216	4.1%
Middle East (2)	53	3.8%	41	1.5%	126	3.1%	113	2.1%
Other EMEA (3)	180	13.0%	268	10.0%	453	10.9%	534	10.1%
Total EMEA	706	50.8%	1,195	44.8%	2,222	53.8%	2,404	45.5%
Americas (4)	381	27.4%	803	30.1%	1,131	27.4%	1,523	28.8%
Mainland China, Hong Kong and Taiwan	25	1.8%	289	10.8%	62	1.5%	617	11.7%
Rest of APAC (5)	277	20.0%	384	14.3%	712	17.3%	737	14.0%
Total	1,389	100.0%	2,671	100.0%	4,127	100.0%	5,281	100.0%
_____________________________
(1) Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars.
(2)  Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)  Other EMEA includes Africa and the other European markets not separately identified.
(4) Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5) Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Average number of employees for the period	4,413	4,154	4,402	4,097

COVID-19 Pandemic Update

The global spread of COVID-19 (“COVID-19”), a virus causing potentially deadly respiratory tract infections, which was declared a global pandemic by the World Health Organization in March 2020, has led governments around the world to mandate certain restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The main impacts on Ferrari during the first half of 2020 include the following:

•Deliveries to the distribution network were temporarily suspended near the end of March 2020 due to restrictions on dealer activities or the inability of customers to collect their cars, and deliveries gradually recommenced during the month of May 2020.
•With the safety and well-being of Ferrari employees in mind, production was suspended from March 14 and gradually restarted from May 4, with full production resuming on May 8. Ferrari continued to pay all employees throughout the suspension period and did not accede to any government aid programs. Ferrari experienced limited supply chain constraints in the first six months of 2020, which were actively managed to mitigate any impacts on our production.
•The start of the 2020 Formula 1 World Championship was postponed to July 5, when the Austrian Grand Prix was held without spectators present. The number and format of further Grand Prix races that will take place in 2020 remains uncertain, as this is dependent on the global evolution of the COVID-19 pandemic. It is possible that several of the 2020 races currently scheduled will be held without spectators present, depending on local regulations and decisions made by FIA (the governing body of the Formula 1 World Championship). This has impacted our results in the first half of 2020 as we have accrued sponsorship and commercial revenues based on our initial estimate of the number of races that will take place for the 2020 season, which is expected to be significantly less than the 2019 season.
•Brand activities were also adversely impacted as a result of the closure of Ferrari stores and museums. Our stores and museums gradually started to reopen in May, with appropriate safety measures in place to protect our staff and customers. To date, in-store traffic and museum visitors remain significantly lower than pre-pandemic levels. This has been only partially offset by an increase in online sales of our merchandise.
•Although production and certain other activities (i.e. Formula 1, stores, museums) were temporarily suspended, the Group has been able to continue many other key business activities and functions through remote working arrangements.
•There were no significant effects on the valuation of assets or liabilities and no increases in allowances for credit losses as of June 30, 2020. Moreover, no material impairment indicators were identified and there were no changes in accounting judgments or other significant accounting impacts relating to COVID-19.
•No significant changes occurred in controls that materially affect internal control over financial reporting.

For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “-Results of Operations” and “-Liquidity and Capital Resources”.

The future impacts of COVID-19 on Ferrari’s results of operations and financial condition will depend on ongoing developments in relation to the pandemic, including the success of global containment measures and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. As further described under “-Risk Factors”, “We are subject to risks related to the evolution of and response to the coronavirus COVID-19 pandemic that may materially and adversely affect our business” Ferrari’s performance will continue to be negatively affected in 2020 and possibly beyond. Significant uncertainty remains, especially in relation to Ferrari’s Formula 1 and brand activities, and the situation is evolving continuously. The Group expects that a significantly reduced number of Formula 1 races will be held in 2020 (to date 13 races have been confirmed) and that brand activities will recover slowly towards pre-pandemic levels. For the entire month of April our production remained suspended. The closure and reopening of Ferrari dealerships worldwide as a result of lockdowns and other restrictions, and the gradual easing of those measures, were implemented to varying degrees from country to country. Substantially all Ferrari dealerships have reopened and order collections have resumed. However, new closures have recently been made necessary by the resurgence of the pandemic in certain territories. The waiting list for cars continues to extend beyond 12 months on average and the Group remains focused on maintaining a robust order book going forward. Ferrari will seek to partially recover the effects of the COVID-19-related suspension of business activities in the second half of 2020.

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has increased its available liquidity, which amounted to €1,812 million at June 30, 2020 (compared to €1,248 million at December 31, 2019), primarily as a result of:

•increasing new undrawn committed credit lines to €700 million in April 2020 (€350 million at December 31, 2019);
•the issuance of a €650 million bond in May 2020.

Additionally, the Group elected to temporarily suspend its share repurchase program effective from March 30, 2020. Furthermore, we have taken actions to contain SG&A, R&D and capital expenditure in the remainder of 2020, while ensuring that all projects that are considered important for the continuing success of Ferrari and its future development are maintained. Management is continuously monitoring the evolution of COVID-19 as information becomes available as well as the related effects on the results of operations and financial position of the Group.

To protect the health and well-being of its workforce, and its customers, as Ferrari returned to business operations, it successfully implemented its “Back on Track” program, which facilitated our return to full production by May 8, 2020. The program was developed in partnership with several virologists and other medical experts to ensure the highest level of safety for Ferrari employees, their families, Ferrari customers and suppliers and the greater community at large. The program includes the following measures:

•full implementation of the Italian government’s ‘Protocol for the regulation of measures to combat and contain the spread of the COVID-19 virus in the workplace’, with additional measures to strengthen and customize the protocol with the support of specialists who have expert knowledge of Ferrari’s work environment;
•voluntary serological testing of Ferrari employees, their family members, and suppliers; this testing takes place at the Fiorano Circuit, in a specially created facility of approximately 1,000m2, by doctors and health workers;
•providing health and psychological assistance service to staff and special support to any employee who tests positive for COVID-19 (including free insurance coverage, accommodation for self-isolation, medical and nursing services and supply of required medical equipment such as medicines, oximeters and, in case of emergency, oxygen);
•the launch of an “Installation Lap” phase, which includes several days of safety training (primarily for employees involved in the resumption of production from May 4) and the provision of personal protective equipment for employees, as well as the implementation of checks at workstation entrances and rules for sharing common areas.

To date, the costs incurred to implement the Back on Track program have not had a significant impact on our results of operations or financial position.

In response to the healthcare crisis caused by the COVID-19 pandemic and to support the communities in which Ferrari operates, Ferrari produced respirator valves and fittings for protective masks, and also agreed to fund various initiatives in the region to help those in need during the COVID-19 emergency, with the first activities concentrating on Ferrari's local communities in the province of Modena. Aid to the different towns were coordinated directly with the local authorities and included the following, among others:

•the purchase and distribution of ventilators, respiratory equipment, medically certified masks and other medical supplies, including from various overseas suppliers;
•the purchase of COVID-19 test kits and equipment for the Policlinico di Modena and the hospitals of Baggiovara and Sassuolo;
•the donation of emergency medical service vehicles for the local health service;
•the purchase of computer equipment for schools, including notebooks, tablets and portable modems. All of the IT equipment will remain with the schools;
•the purchase and distribution of food in Maranello.

These initiatives were partially funded thanks to the Chairman, the CEO and Board of Directors pledging their full cash compensation from April to the end of the year, with the remaining members of the Senior Management Team donating 25 percent of their salaries for the same period, raising approximately €2 million.

Ferrari has also launched a collaborative fundraising initiative together with its Cavalcade clients to support the medical staff and health system of Ferrari's surrounding communities, with Ferrari matching every donation made.

Non-GAAP Financial Measures
        We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
        EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjustments, which may obscure the underlying performance and impair comparability of results between periods.
        The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2020 and 2019, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ million)
Net profit	9	184	175	364
Income tax expense	3	46	44	91
Net financial expenses	11	9	24	16
Amortization and depreciation	101	75	198	154
EBITDA and Adjusted EBITDA	124	314	441	625

Adjusted EBIT
        Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
        The following table sets forth the calculation of Adjusted EBIT for the three and six months ended June 30, 2020 and 2019. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ million)
EBIT and Adjusted EBIT	23	239	243	471

Adjusted Net Profit
        Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
        The following table sets forth the calculation of Adjusted Net Profit for the three and six months ended June 30, 2020 and 2019. There were no adjustments impacting Adjusted Net Profit for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ million)
Net profit and Adjusted Net Profit	9	184	175	364

Adjusted Basic and Diluted Earnings per Common Share

        Adjusted Basic and Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.

        The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and six months ended June 30, 2020 and 2019. There were no adjustments impacting Adjusted Basic and Diluted Earnings per Common Share for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
		2020	2019	2020	2019
Net profit attributable to owners of the Company	€ million	9	183	175	361
Adjusted net profit attributable to owners of the Company	€ million	9	183	175	361
Weighted average number of common shares for basic earnings per common share	thousand	184,748	187,409	184,864	187,544
Adjusted basic earnings per common share		€0.05	0.97	0.95	1.92
Weighted average number of common shares(1) for diluted earnings per common share	thousand	185,344	188,207	185,460	188,342
Adjusted diluted earnings per common share		€0.04	0.96	0.94	1.91

(1) For the three and six months ended June 30, 2020 and 2019 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans.

Net Debt and Net Industrial Debt

        Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less total cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

        The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2020 and December 31, 2019.

	At June 30,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	1,112	898
Debt	(2,757)	(2,090)
Net Debt (A)	(1,645)	(1,192)
Net Debt of Financial Services Activities (B)	(869)	(855)
Net Industrial Debt (A-B)	(776)	(337)

Free Cash Flow and Free Cash Flow from Industrial Activities

        Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 – Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 – Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the six months ended June 30, 2019 would result in an immaterial difference compared to the figures presented below.

        The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2020 and 2019.

	For the six months ended June 30,
	2020	2019
	(€ million)
Cash flows from operating activities	196	671
Investments in property, plant and equipment and intangible assets	(307)	(308)
Free Cash Flow	(111)	363
Free Cash Flow from Financial Services Activities	(12)	(46)
Free Cash Flow from Industrial Activities	(99)	409

Constant Currency Information

        The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which eliminates the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Semi-Annual Condensed Consolidated Financial Statements, included in this Semi-Annual Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Results of Operations
Three months ended June 30, 2020 compared to three months ended June 30, 2019
        The following is a discussion of the results of operations for the three months ended June 30, 2020 compared to the three months ended June 30, 2019. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

As a result of the temporary suspension of production and shipments, as well as the changes to the format of the 2020 Formula 1 World Championship, caused by the COVID-19 pandemic, revenues were significantly reduced and, as a consequence, costs as a percentage of net revenues increased during the three months ended June 30, 2020 compared to the three months ended June 30, 2019. Furthermore, a portion of our costs are fixed in nature and we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs, therefore management actions to reduce costs only partially compensated the decrease in net revenues. Consequently, our EBIT and EBIT margin decreased compared to the same period of the prior year.

	For the three months ended June 30,
	2020	Percentage of net revenues	2019	Percentage of net revenues
	(€ million, except percentages)
Net revenues	571	100.0%	984	100.0%
Cost of sales	299	52.4%	481	48.8%
Selling, general and administrative costs	78	13.7%	90	9.2%
Research and development costs	166	29.1%	170	17.3%
Other expenses/(income), net	6	0.9%	4	0.4%
Result from investments	1	0.1%	—	—%
EBIT	23	4.0%	239	24.3%
Net financial expenses	11	1.9%	9	1.0%
Profit before taxes	12	2.1%	230	23.3%
Income tax expense	3	0.4%	46	4.7%
Net profit	9	1.7%	184	18.6%

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Cars and spare parts (1)	450	78.9%	766	78.0%	(316)	(41.3)%
Engines (2)	20	3.6%	53	5.3%	(33)	(60.6)%
Sponsorship, commercial and brand (3)	83	14.4%	131	13.3%	(48)	(37.0)%
Other (4)	18	3.1%	34	3.4%	(16)	(47.8)%
Total net revenues	571	100.0%	984	100.0%	(413)	(42.0)%
_____________________________
(1)Includes the net revenues generated from shipments of our cars, including any personalization net revenue generated on cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the net revenues generated from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities and management of the Mugello racetrack and other sports-related activities.

        Net revenues for the three months ended June 30, 2020 were €571 million, a decrease of €413 million, or 42.0 percent (a decrease of 42.6 percent on a constant currency basis), from €984 million for the three months ended June 30, 2019.

        The change in net revenues was attributable to the combination of (i) a €316 million decrease in cars and spare parts, (ii) a €33 million decrease in engines, (iii) a €48 million decrease in sponsorship, commercial and brand, and (iv) a €16 million decrease in other.

Cars and spare parts
        Net revenues generated from cars and spare parts were €450 million for the three months ended June 30, 2020, a decrease of €316 million, or 41.3 percent, from €766 million for the three months ended June 30, 2019.

The decrease in net revenues was primarily attributable to lower volumes, as well as reduced contribution from our personalization programs, driven by the temporary suspension of shipments caused by the COVID-19 pandemic and their partial recovery as the dealer network gradually reopened following the closure during the initial part of the second quarter.

Overall, shipments decreased by 1,282 cars compared to the prior year (or 48.0 percent), including a 49.4 percent decrease in V8 models and a 42.9 percent decrease in V12 models. In addition to the impact of the COVID-19 pandemic, the decrease in shipments also reflects the 488 Pista and 488 Pista Spider approaching the end of their lifecycles. The net decrease in shipments included positive effects of the Ferrari Monza SP1 and SP2 and the F8 Tributo, as well as our first deliveries of the F8 Spider and 812 GTS in the second quarter of 2020.

        The €316 million decrease in net revenues was composed of: (i) a €98 million decrease in EMEA, (ii) a €112 million decrease in Americas, (iii) an €86 million decrease in Mainland China, Hong Kong and Taiwan, and (iv) a €20 million decrease in the Rest of APAC. The decrease in Mainland China, Hong Kong and Taiwan was primarily impacted by the decision to deliberately accelerate client deliveries in the first half of 2019, in addition to the effects of COVID-19.

Engines

        Net revenues generated from engines were €20 million for the three months ended June 30, 2020, a decrease of €33 million, or 60.6 percent, from €53 million for the three months ended June 30, 2019. The €33 million decrease was mainly attributable to lower shipments of engines to Maserati.

Sponsorship, commercial and brand

        Net revenues generated from sponsorship, commercial agreements and brand management activities were €83 million for the three months ended June 30, 2020, a decrease of €48 million, or 37.0 percent, from €131 million for the three months ended June 30, 2019. The decrease was primarily attributable to the impacts of COVID-19, which resulted in the temporary suspension of the Formula 1 season leading to a reduced number of Formula 1 races and corresponding lower revenue accrual in the second quarter of 2020, as well as reduced in-store traffic and museum visitors.

Other

Other net revenues were €18 million for the three months ended June 30, 2020, a decrease of €16 million, or 47.8 percent, from €34 million for the three months ended June 30, 2019. The decrease was primarily attributable to the cancellation of the Moto GP event at the Mugello racetrack and reduced sports-related activities.

Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Cost of sales	299	52.4%	481	48.8%	(182)	(37.7)%

        Cost of sales for the three months ended June 30, 2020 was €299 million, a decrease of €182 million, or 37.7 percent, from €481 million for the three months ended June 30, 2019. As a percentage of net revenues, cost of sales was 52.4 percent for the three months ended June 30, 2020 compared to 48.8 percent for the three months ended June 30, 2019.
The decrease in cost of sales was primarily attributable to a decrease in car volumes due to COVID-19 and lower engine volumes produced for Maserati, partially offset by higher depreciation.

Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Selling, general and administrative costs	78	13.7%	90	9.2%	(12)	(13.8)%

        Selling, general and administrative costs for the three months ended June 30, 2020 were €78 million, a decrease of €12 million, or 13.8 percent, from €90 million for the three months ended June 30, 2019. As a percentage of net revenues, selling, general and administrative costs were 13.7 percent for the three months ended June 30, 2020 compared to 9.2 percent for the three months ended June 30, 2019.

The decrease in selling, general and administrative costs was primarily attributable to lower costs for marketing initiatives.

Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Research and development costs expensed during the period	122	21.4%	140	14.2%	(18)	(12.5)%
Amortization of capitalized development costs	44	7.7%	30	3.1%	14	44.9%
Research and development costs	166	29.1%	170	17.3%	(4)	(2.3)%

        Research and development costs for the three months ended June 30, 2020 were €166 million, a decrease of €4 million, or 2.3 percent, from €170 million for the three months ended June 30, 2019. As a percentage of net revenues, research and development costs were 29.1 percent for the three months ended June 30, 2020 compared to 17.3 percent for the three months ended June 30, 2019.

The decrease of €4 million in research and development costs during the period was primarily attributable to lower research and development costs expensed during the period of €18 million, including the effects of technology incentives recognized in the second quarter of 2020, partially offset by an increase in amortization of capitalized development costs of €14 million.

We continue to invest in research and development projects that are considered important for the continuing success of Ferrari and its future development, despite certain actions taken to contain costs as a result of the COVID-19 pandemic.

Other expenses/(income), net

	For the three months ended June 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Other expenses/(income), net	6	4	2	25.9%

        Other expenses/(income), net for the three months ended June 30, 2020 included other expenses of €7 million, mainly related to indirect taxes, provisions and other miscellaneous expenses, partially offset by other income of €1 million, mainly related to other miscellaneous income.

        Other expenses/(income), net for the three months ended June 30, 2019 included other expenses of €5 million, mainly related to indirect taxes and other miscellaneous expenses, partially offset by other income of €1 million, mainly related to rental income and other miscellaneous income.

EBIT

	For the three months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
EBIT	23	4.0%	239	24.3%	(216)	(90.3)%

        EBIT for the three months ended June 30, 2020 was €23 million, a decrease of €216 million, or 90.3 percent, from €239 million for the three months ended June 30, 2019. EBIT margin for the three months ended June 30, 2020 was 4.0 percent compared to 24.3 percent for the three months ended June 30, 2019.

        The decrease in EBIT was primarily attributable to the combined effects of (i) negative volume impact of €152 million, (ii) negative product mix and price impact of €7 million, (iii) an increase in industrial costs of €16 million including higher depreciation, (iv) a decrease in research and development costs of €4 million, (v) a decrease in selling, general and administrative costs of €12 million, (vi) negative contribution of €64 million due to the impacts of COVID-19 on the Formula 1 racing calendar, lower traffic for brand related activities and the cancellation of the Moto GP event at the Mugello racetrack, as well as lower engine sales to Maserati and (vii) positive foreign currency exchange impact of €7 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar compared to the Euro. Industrial costs include the full cost of employees’ paid days of absence during the COVID-19 production suspension.
        The negative volume impact was primarily attributable to the temporary suspension of shipments as a result of the COVID-19 pandemic. The negative product mix and price impact was primarily attributable to lower contributions from our personalization programs, which are correlated to volumes, partially offset by deliveries of the Ferrari Monza SP1 and SP2.
Net financial expenses

	For the three months ended June 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Net financial expenses	11	9	2	16.1%

        Net financial expenses for the three months ended June 30, 2020 increased to €11 million compared to €9 million for the three months ended June 30, 2019, primarily due to higher interest expenses incurred as a result of the decision to early refinance part of the upcoming debt maturities and to secure longer tenors through private placements (2029 and 2031 Notes issued in July 2019) and public issuances (2025 Bond issued in May 2020).

Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Income tax expense	3	46	(43)	(94.9)%

        Income tax expense for the three months ended June 30, 2020 was €3 million compared to €46 million for the three months ended June 30, 2019. Income taxes for the three months ended June 30, 2020 and 2019 benefited from the application of the Patent Box tax regime. The decrease in income tax expense was primarily attributable to a decrease in profit before taxes. The effective tax rate was 20.0 percent for both the three months ended June 30, 2020 and June 30, 2019.

Six months ended June 30, 2020 compared to six months ended June 30, 2019
        The following is a discussion of the results of operations for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

As a result of the temporary suspension of production and shipments, as well as the changes to the format of the 2020 Formula 1 World Championship, caused by the COVID-19 pandemic, revenues were significantly reduced and, as a consequence, costs as a percentage of net revenues increased during the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Furthermore, a portion of our costs are fixed in nature and we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs, therefore management actions to reduce costs only partially compensated the decrease in net revenues. Consequently, our EBIT and EBIT margin decreased compared to the same period of the prior year.

	For the six months ended June 30,
	2020	Percentage of net revenues	2019	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,503	100.0%	1,924	100.0%
Cost of sales	750	49.9%	942	49.0%
Selling, general and administrative costs	157	10.5%	159	8.3%
Research and development costs	347	23.1%	355	18.4%
Other expenses/(income), net	8	0.5%	(2)	(0.1)%
Result from investments	2	0.2%	1	0.1%
EBIT	243	16.2%	471	24.5%
Net financial expenses	24	1.6%	16	0.9%
Profit before taxes	219	14.6%	455	23.6%
Income tax expense	44	2.9%	91	4.7%
Net profit	175	11.7%	364	18.9%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs 2019
	(€ million, except percentages)
Cars and spare parts (1)	1,238	82.4%	1,501	78.1%	(263)	(17.5)%
Engines (2)	53	3.5%	111	5.8%	(58)	(51.9)%
Sponsorship, commercial and brand (3)	172	11.4%	259	13.5%	(87)	(33.5)%
Other (4)	40	2.7%	53	2.6%	(13)	(25.4)%
Total net revenues	1,503	100.0%	1,924	100.0%	(421)	(21.9)%
_____________________________
(1)Includes net revenues generated from shipments of our cars, including any personalization net revenue generated on cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities and management of the Mugello racetrack and other sports-related activities.

        Net revenues for the six months ended June 30, 2020 were €1,503 million, a decrease of €421 million, or 21.9 percent (a decrease of 23.1 percent on a constant currency basis), from €1,924 million for the six months ended June 30, 2019.

        The change in net revenues was attributable to the combination of (i) a €263 million decrease in cars and spare parts, (ii) a €58 million decrease in engines (iii) a €87 million decrease in sponsorship, commercial and brand, and (iv) a €13 million decrease in other.
Cars and spare parts
        Net revenues generated from cars and spare parts were €1,238 million for the six months ended June 30, 2020 a decrease of €263 million, or 17.5 percent, from €1,501 million for the six months ended June 30, 2019.

The decrease in net revenues was primarily attributable to lower volumes and reduced contribution from our personalization programs, driven by the temporary suspension of shipments caused by the COVID-19 pandemic and their partial recovery as the dealer network gradually reopened following the closure during the period.

Overall, shipments decreased by 1,154 cars compared to the prior year (or 21.9 percent), including a 22.7 percent decrease in V8 models and a 19.0 percent decrease in V12 models. The net decrease in shipments included the positive effects of the Ferrari Monza SP1 and SP2 and the F8 Tributo, our first deliveries of the F8 Spider and 812 GTS in the second quarter of 2020 as well as robust performance of the 488 Pista and 488 Pista Spider which are now approaching the end of their lifecycles.

The €263 million decrease in net revenues was composed of: (i) a €9 million decrease in EMEA, (ii) a €71 million decrease in Americas (including positive foreign currency translation impact driven by the strengthening of the U.S. Dollar compared to the Euro), and (iii) a €194 million decrease in Mainland China, Hong Kong and Taiwan, partially offset by (iv) a €11 million increase in the Rest of APAC. The decrease in Mainland China, Hong Kong and Taiwan was primarily impacted by the decision to deliberately accelerate client deliveries in the first half of 2019, in addition to the effects of COVID-19.

Engines

        Net revenues generated from engines were €53 million for the six months ended June 30, 2020, a decrease of €58 million, or 51.9 percent, from €111 million for the six months ended June 30, 2019. The €58 million decrease was mainly attributable to lower shipments of engines to Maserati.

Sponsorship, commercial and brand

        Net revenues generated from sponsorship, commercial agreements and brand management activities were €172 million for the six months ended June 30, 2020, a decrease of €87 million, or 33.5 percent, from €259 million for the six months ended June 30, 2019. The decrease was primarily attributable to the impacts of COVID-19, which resulted in the temporary suspension of the Formula 1 season leading to a reduced number of Formula 1 races and corresponding lower revenue accrual in the first half of 2020, as well as reduced in-store traffic and museum visitors.

Other

Other net revenues were €40 million for the six months ended June 30, 2020, a decrease of €13 million, or 25.4 percent, from €53 million for the six months ended June 30, 2019. The decrease was primarily attributable to the cancellation of the Moto GP event at the Mugello racetrack and reduced sports-related activities.

Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs 2019
	(€ million, except percentages)
Cost of sales	750	49.9%	942	49.0%	(192)	(20.4)%

        Cost of sales for six months ended June 30, 2020 was €750 million, a decrease of €192 million, or 20.4 percent, from €942 million for the six months ended June 30, 2019. As a percentage of net revenues, cost of sales were 49.9 percent for the six months ended June 30, 2020 compared to 49.0 percent for the six months ended June 30, 2019.

The decrease in cost of sales was primarily attributable to a decrease in car volumes due to COVID-19 and lower engine volumes produced for Maserati, partially offset by higher depreciation.
Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs 2019
	(€ million, except percentages)
Selling, general and administrative costs	157	10.5%	159	8.3%	(2) (1.4)%

        Selling, general and administrative costs for the six months ended June 30, 2020 were €157 million, a decrease of €2 million, or 1.4 percent, from €159 million for the six months ended June 30, 2019. As a percentage of net revenues, selling, general and administrative costs were 10.5 percent for the six months ended June 30, 2020 compared to 8.3 percent for the six months ended June 30, 2019.

The decrease in selling, general and administrative costs was primarily attributable to lower costs for marketing initiatives, partially offset by the increase in staffing throughout 2019.

Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs 2019
	(€ million, except percentages)
Research and development costs expensed during the period	262	17.4%	294	15.2%	(32)	(10.9)%
Amortization of capitalized development costs	85	5.7%	61	3.2%	24	40.1%
Research and development costs	347	23.1%	355	18.4%	(8)	(2.1)%

        Research and development costs for the six months ended June 30, 2020 were €347 million, a decrease of €8 million, or 2.1 percent, from €355 million for the six months ended June 30, 2019. As a percentage of net revenues, research and development costs were 23.1 percent for the six months ended June 30, 2020 compared to 18.4 percent for the six months ended June 30, 2019.

The decrease of €8 million in research and development costs during the period was primarily attributable to lower research and development costs expensed during the period of €32 million, including the effects of technology incentives recognized in the first half of 2020, partially offset by an increase in amortization of capitalized development costs of €24 million.

We continue to invest in research and development projects that are considered important for the continuing success of Ferrari and its future development, despite certain actions taken to contain costs as a result of the COVID-19 pandemic.

Other expenses/(income), net

	For the six months ended June 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Other expenses/(income), net	8	(2)	10	n.a.

        Other expenses/(income), net for the six months ended June 30, 2020 included other expenses of €10 million, mainly related to indirect taxes, provisions and other miscellaneous expenses partially offset by other income of €2 million, mainly related to other miscellaneous income.

        Other expenses/(income), net for the six months ended June 30, 2019 included other income of €12 million, mainly related to a change in estimate of the risk and related provision associated with a legal dispute, based on developments that occurred in the first quarter of 2019, as well as other miscellaneous income, partially offset by other expenses of €10 million, mainly related to indirect taxes, provisions and other miscellaneous expenses.

EBIT

	For the six months ended June 30,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs 2019
	(€ million, except percentages)
EBIT	243	16.2%	471	24.5%	(228)	(48.3)%

        EBIT for the six months ended June 30, 2020 was €243 million, a decrease of €228 million, or 48.3 percent, from €471 million for the six months ended June 30, 2019. EBIT margin for the six months ended June 30, 2020 was 16.2 percent compared to 24.5 percent for the six months ended June 30, 2019.

        The decrease in EBIT was attributable to the combined effects of (i) negative volume impact of €140 million, (ii) positive product mix and price impact of €30 million, (iii) an increase in industrial costs of €38 million including higher depreciation, (iv) a decrease in research and development costs of €8 million, (v) a decrease in selling, general and administrative costs of €2 million, (vi) negative contribution of €114 million due to the impacts of COVID-19 on the Formula 1 racing calendar, lower traffic for brand related activities and lower engine sales to Maserati, and (vii) positive foreign currency exchange impact of €24 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar compared to the Euro. Industrial costs include the full cost of employees’ paid days of absence during the COVID-19 production suspension.
        The negative volume impact was primarily attributable to the temporary suspension of shipments as a result of the COVID-19 pandemic. The positive product mix and price impact was primarily attributable to deliveries of the Ferrari Monza SP1 and SP2, partially offset by lower contributions from our personalization programs, which are correlated to volumes, and lower shipments of the FXX-K EVO.

Net financial expenses

	For the six months ended June 30,		Increase/(Decrease)
	2020	2019	2020 vs 2019
	(€ million, except percentages)
Net financial expenses	24	16	8	48.2%

        Net financial expenses for the six months ended June 30, 2020 increased to €24 million compared to €16 million for the six months ended June 30, 2019.

The increase in net financial expenses was primarily attributable to (i) decrease in the fair value of investments held by the Group, (ii) higher interest expenses incurred as a result of the decision to early refinance part of the upcoming debt maturities and to secure longer tenors through private placements (2029 and 2031 Notes issued in July 2019) and public issuances (2025 Bond issued in May 2020), and (iii) an increase in net foreign exchange losses, including the net costs of hedging.

Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Income tax expense	44	91	(47)	(51.8)%

        Income tax expense for the six months ended June 30, 2020 was €44 million compared to €91 million for the six months ended June 30, 2019. Income taxes for the six months ended June 30, 2020 and 2019 benefited from the application of the Patent Box tax regime. The decrease in income tax expense was primarily attributable to a decrease in profit before taxes. The effective tax rate was 20.0 percent for both the six months ended June 30, 2020 and June 30, 2019.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required to purchase raw materials, parts and components for car production, as well as to fund selling, general, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, more recently, for research and development to transition our product portfolio to hybrid and electric technology. We also make investments for initiatives to enhance manufacturing efficiency, improve capacity, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditure primarily with cash generated from our operating activities.

        We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditure and tax payments. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of existing models and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown. The impacts of the COVID-19 pandemic on our working capital were greater in the second quarter due to the continued suspension of our production and shipments until early May 2020 whilst they were only limited in the first quarter of 2020.

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when financing schemes are available to our dealers or sell invoices to a factor) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our hypercars and limited edition cars (and starting in the first quarter of 2019, our Icona cars). We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although we may warehouse cars in local markets for longer periods of time to ensure prompt deliveries in certain regions. As a result of the above, including the advances received from customers in certain models, we tend to receive payment for cars shipped before we are required to make payment for the raw materials and components used in manufacturing the cars. Given the exceptional circumstances of the COVID-19 pandemic, we granted certain temporary, short-term support and payment extensions to the dealer network during the lockdown period, as well as early payments for commercial incentives due; however our standard payment terms remain unchanged.

Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarters of the year. We significantly increased our capital expenditure in 2019 to support the growth of our product range and to expand our production facilities in Maranello, and continued to maintain those levels in the first half of 2020, despite certain actions taken to contain capital expenditures as a result of the COVID-19 pandemic.

The payment of income taxes also affects our cash flows. We have historically paid our income taxes in two advances in the second and fourth quarters of the year, however, as a result of signing an agreement in September 2018 with the Italian Revenue Agency in relation to our application of the Patent Box tax regime for the years 2015 to 2019, our tax expense and therefore tax payments were significantly reduced in 2019 and we expect this to continue in 2020 as the Group is currently applying the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy. In 2020 we paid the first installment in the second quarter of the year and the remaining portion will be paid in the second half of 2020. See Note 12 “Income Tax Expense” to the Semi-Annual Condensed Consolidated Financial Statements for additional details related to the Patent Box tax regime in Italy.

Cash Flows

        The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2020 and 2019. For additional details of our cash flows, see our Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

	For the six months ended June 30,
	2020	2019
	(€ million)
Cash and cash equivalents at beginning of the period	898	794
Cash flows from operating activities	196	671
Cash flows used in investing activities	(307)	(307)
Cash flows from/(used in) financing activities	326	(277)
Translation exchange differences	(1)	—
Total change in cash and cash equivalents	214	87
Cash and cash equivalents at end of the period	1,112	881

For the six months ended June 30, 2020 the total change in cash and cash equivalents was €214 million compared to €87 million for the six months ended June 30, 2019. The increase of €127 million was primarily driven by cash proceeds of €640 million from the issuance of a bond, partially offset by the effects of the COVID-19 pandemic on our results of operations due to the temporary suspension of production and deliveries, including higher inventories and the effects of management actions to grant certain temporary, short-term support and payment extensions to the dealer network and early payments for commercial incentives due. In the first half of 2019, our cash flows from operating activities were also impacted by the advances collected in the first half of 2019 in relation to the Ferrari Monza SP1 and SP2, ahead of shipments, including for cars actually delivered in the first half of 2020.

        Operating Activities - Six Months Ended June 30, 2020

        Our cash flows from operating activities for the six months ended June 30, 2020 were €196 million, primarily the result of:

(i)profit before taxes of €219 million adjusted for €198 million for depreciation and amortization expense, €24 million related to net finance costs and net other non-cash expenses of €22 million (including net gains on disposals of property, plant and equipment, provisions accrued and result from investments).

These cash inflows were partially offset by:

(i)€155 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, consisting of cash absorbed by trade payables of €90 million, inventories of €46 million and trade receivables of €19 million;

(ii)€56 million of cash absorbed related to the net change in other operating assets and liabilities, primarily attributable to reversals of advances received for the Ferrari Monza SP1 and SP2, as well as early payments for commercial incentives due to our dealer network;

(iii)€26 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(iv)€25 million of net finance costs paid; and

(v)€5 million of income taxes paid.

        Operating Activities - Six Months Ended June 30, 2019

        Our cash flows from operating activities for the six months ended June 30, 2019 were €671 million, primarily the result of:

(i)profit before taxes of €455 million adjusted for €154 million for depreciation and amortization expense, €13 million related to net finance costs and net other non-cash expenses of €16 million (including net gains on disposals of property, plant and equipment and intangible assets, provisions accrued and result from investments); and

(ii)€132 million of cash related to the net change in other operating assets and liabilities, primarily attributable to advances received for the Ferrari Monza SP1 and SP2.

These cash inflows were partially offset by:

(i)€37 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(ii)€36 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed by trade receivables of €52 million and inventories of €17 million, partially offset by cash generated from trade payables of €33 million;

(iii)€15 million of net finance costs paid; and

(iv)€14 million of income taxes paid.

        Investing Activities - Six Months Ended June 30, 2020
        For the six months ended June 30, 2020 our net cash used in investing activities was €307 million, primarily the result of

        (i) €149 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €158 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

        Investing Activities - Six Months Ended June 30, 2019

        For the six months ended June 30, 2019 our net cash used in investing activities was €248 million, primarily the result of

        (i) €159 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and €149 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by proceeds of €1 million from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

        Financing Activities - Six Months Ended June 30, 2020

        For the six months ended June 30, 2020, net cash from financing activities was €326 million, primarily the result of:

(i) €640 million of proceeds from the issuance of a bond;

(ii)  €11 million of proceeds net of repayments related to our revolving securitization programs in the U.S.; and

(iii)  €10 million related to the net change in other debt.

These cash inflows were partially offset by:

(i) €195 million of dividends paid to owners of the parent;

(ii) €130 million paid to repurchase common shares under the Company’s share repurchase program;

(iii)  €8 million in repayments of lease liabilities; and

(iv)  €2 million related to the net change in bank borrowings.

        Financing Activities - Six Months Ended June 30, 2019

        For the six months ended June 30, 2019 net cash used in financing activities was €132 million, primarily the result of:

(i)  €181 million of dividends paid to owners of the parent;

(ii)  €150 million paid to repurchase common shares under the Company's share repurchase program;

(iii) €2 million of dividends paid to non-controlling interests; and

(iv) €3 million related to the net change in bank borrowings and repayments of lease liabilities.

        These cash outflows were partially offset by:

(i) €43 million of proceeds net of repayments related to our revolving securitization programs in the U.S.; and

(ii) €16 million related to the net change in other debt.

Capital Expenditures

        Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 – Leases) and intangible assets. Capital expenditures for the six months ended June 30, 2020 and 2019 were €323 million and €308 million, respectively.

        The following table sets forth a breakdown of capital expenditures by category for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	143	151
Patents, concessions and licenses	4	5
Other intangible assets	2	3
Total intangible assets	149	159
Property, plant and equipment
Industrial buildings	18	8
Plant, machinery and equipment	48	43
Other assets	6	7
Advances and assets under construction	102	91
Total property, plant and equipment	174	149
Total capital expenditures	323	308

Intangible assets

        Our total capital expenditures in intangible assets were €149 million and €159 million for the six months ended June 30, 2020 and 2019, respectively.

The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden our product range and our ongoing investments in hybrid and electric technology, which are necessary to provide continuing performance upgrades to our sports car customers and to help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting. to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

        For the six months ended June 30, 2020 we invested €143 million in externally acquired and internally generated development costs, of which €100 million related to the development of models to be launched in future years and €43 million primarily related to the development of our current product portfolio, as well as components.

        For the six months ended June 30, 2019 we invested €151 million in externally acquired and internally generated development costs, of which €90 million related to the development of models to be launched in future years and €61 million primarily related to the development of our current product portfolio, as well as components.

Property, plant and equipment

        Our total capital expenditures in property, plant and equipment were €174 million and €149 million for the six months ended June 30, 2020 and 2019, respectively.

        Our most significant investments generally relate to plant, machinery and equipment, which amounted to €48 million and €43 million for the six months ended June 30, 2020 and 2019, respectively, as well as advances and assets under construction, which amounted to €102 million and €91 million for the six months ended June 30, 2020 and 2019 respectively. Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. The increase in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches, as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.

        At June 30, 2020, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €117 million (€105 million at December 31, 2019).

Net Debt and Net Industrial Debt

Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

        The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2020 and December 31, 2019.

	At June 30,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	1,112	898
Total liquidity	1,112	898
Bonds and notes	(1,824)	(1,186)
Asset-backed financing (Securitizations)	(801)	(788)
Lease liabilities	(68)	(60)
Borrowings from banks	(31)	(33)
Other Debt	(33)	(23)
Total Debt	(2,757)	(2,090)
Net Debt (A)	(1,645)	(1,192)
Net Debt of Financial Services Activities (B)	(869)	(855)
Net Industrial Debt (A-B)	(776)	(337)
In May 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640 million after related expenses and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at June 30, 2020 was €641 million.

        For further details on total debt, see Note 23 “Debt” to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

        Cash and cash equivalents amounted to €1,112 million at June 30, 2020 compared to €898 million at December 31, 2019.

        Approximately 82 percent of our cash and cash equivalents were denominated in Euro at June 30, 2020 (approximately 77 percent at December 31, 2019). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €101 million at June 30, 2020 (€115 million at December 31, 2019), is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

        The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At June 30,	At December 31,
	2020	2019
	(€ million)
Euro	912	690
Chinese Yuan	96	110
U.S. Dollar	78	63
Japanese Yen	9	12
Other currencies	17	23
Total	1,112	898

        Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €42 million at June 30, 2020 (€28 million at December 31, 2019).

        Total available liquidity

        Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at June 30, 2020 increased to €1,812 million compared to €1,248 million at December 31, 2019.

        The following table summarizes our total available liquidity:

	At June 30,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	1,112	898
Undrawn committed credit lines	700	350
Total available liquidity	1,812	1,248

The undrawn committed credit lines at December 31, 2019 relates to a revolving credit facility. In April 2020, additional committed credit lines of €350 million were secured, with tenors ranging from 18 to 24 months, therefore doubling our total committed credit lines available and undrawn. For further details, see Note 23 “Debt” in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 – Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 – Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the six months ended June 30, 2019 would result in an immaterial difference compared to the figures presented below.

        The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2020 and 2019.

	For the six months ended June 30,
	2020	2019
	(€ million)
Cash flows from operating activities	196	671
Investments in property, plant and equipment and intangible assets	(307)	(308)
Free Cash Flow	(111)	363
Free Cash Flow from Financial Services Activities	(12)	(46)
Free Cash Flow from Industrial Activities	(99)	409

        Free Cash Flow for the six months ended June 30, 2020 was negative €111 million, a decrease of €474 million compared to €363 million for the six months ended June 30, 2019. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

        Free Cash Flow from Industrial Activities for the six months ended June 30, 2020 was negative €99 million, a decrease of €508 million compared to €409 million for the six months ended June 30, 2019. The decrease in Free Cash Flow from Industrial Activities was driven by the impacts of the COVID-19 pandemic, resulting in a decrease in EBITDA and higher inventories, as well as the effects of management actions to grant certain temporary, short-term support and payment extensions to the dealer network and early payments for commercial incentives due. The prior year Free Cash Flow from Industrial Activities benefited from advances collected in the first half of 2019 in relation to the Ferrari Monza SP1 and SP2, ahead of shipments, including for cars actually delivered in the first half of 2020.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of such risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2019 filed with the AFM and the SEC on February 18, 2020, as well as the risk factor described below. All such risks factors should be read in conjunction with this Semi-Annual Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

We are subject to risks related to the evolution of and response to the coronavirus COVID-19 pandemic or similar public health crises that may materially and adversely affect our business

Public health crises such as pandemics or similar outbreaks could adversely impact our business. The global spread of COVID-19, a virus causing potentially deadly respiratory tract infections, which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The impact of COVID-19, including changes in consumer behavior, pandemic fears and market downturns, as well as restrictions on business and individual activities, has led to a global economic slowdown and a severe recession in several of the markets in which we operate, which may persist after the restrictions are lifted.

Those measures, though temporary in nature, may continue for an extended period of time and intensify depending on developments in the COVID-19 pandemic, including potential subsequent waves of the outbreak. Beginning in mid-March 2020, we suspended production at our plants in Maranello and Modena, while implementing remote working arrangements for all non-manufacturing related activities. Ferrari generally realizes minimal revenue while its facilities are shut down, but it continues to incur expenses. The negative cash impact is exacerbated by the fact that, despite not selling cars, Ferrari has to continue to pay suppliers for components previously ordered. In line with the Italian government’s plan to ease restrictions on business activities, implemented as a result of the COVID-19 pandemic, Ferrari gradually returned to full production at its Maranello and Modena plants on May 8, 2020. All business activities that are currently being performed through remote working arrangements are expected to continue to operate in this manner for the foreseeable future.

In connection with the COVID-19 outbreak and related government measures, we have experienced delays in shipments of cars due to restrictions on dealers’ activities or the inability of customers to take delivery of cars. Deliveries gradually restarted during May 2020, and substantially all Ferrari dealerships worldwide have reopened as of the date of this document, although new closures have recently been made necessary by the resurgence of the pandemic in certain territories. For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “-Results of Operations” and “-Liquidity and Capital Resources”.

While production activities at our plants restarted in early May 2020, and although we have implemented several measures (including our “Back on Track” program) in an attempt to manage and mitigate the effects of the virus, we are unable to predict the ultimate impact from COVID-19. For example, we may yet experience a new shutdown or slowdown of all or part of our manufacturing facilities, including in the event our employees are diagnosed with COVID-19 or our supply chains are disrupted, or in the event subsequent waves of disease lead to new government actions. Management time and resources may need to be spent on COVID-19-related matters, distracting from the implementation of the Group’s strategy. In addition, the prophylactic measures we are required to adopt at our facilities are costly and may affect production levels. Our suppliers, customers, dealers, franchisees and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time, including as a result of safety concerns, shutdowns, slowdowns, illness of such parties’ workforce and other actions and restrictions requested or mandated by governmental authorities. Furthermore, the COVID-19 pandemic may lead to financial distress for our suppliers or dealers, as a result of which they may have to permanently discontinue or substantially reduce their operations. In addition, the COVID-19 outbreak may lead to higher working capital needs, reduced liquidity and certain limitations in the supply of credit, which may ultimately lead to higher costs of capital for Ferrari. Any of the foregoing could limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results from operations and financial condition.

Our brand activities across different jurisdictions have also been, and may continue to be, adversely impacted, due to the temporary closure of the Ferrari stores, museums and theme parks to comply with government orders, with an adverse impact on the Group’s revenues originating from such activities. Our stores and museums gradually started to reopen in May, with appropriate safety measures in place to protect our staff and customers; however, in-store traffic and museum visitors remain significantly lower than pre-pandemic levels. The Formula 1 2020 World Championship which was suspended in the first half of 2020 due to the COVID-19 outbreak resumed in July 2020 with a revised calendar. As of the date of this document, only 13 races have been scheduled for the 2020 Formula 1 season, and it is possible that several of these races will be held without spectators present, depending on local regulations and decisions made by FIA (the governing body of the Formula 1 World Championship). It is uncertain what the final number and format of races in 2020 will be. The initial suspension of the World Championship, the reduced racing calendar and the fact that some or all races will be held without fans have had, and will continue to have an adverse effect on our sponsorship and commercial revenues from Formula 1 activities, as well as revenues from the rental of engines to other Formula 1 teams.
The future impact of the COVID-19 pandemic on our results of operations and financial condition will depend on ongoing developments in the pandemic, including the success of containment measures and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. While we are continuing to monitor and assess the evolution of the pandemic and its effects on both the macroeconomic scenario and the Group’s financial position and results of operations, significant uncertainty remains around the length and extent of the restrictions in the markets in which we operate. However, the effects on our business, results of operations, financial performance and cash flows may be material and adverse.
The COVID-19 pandemic may also exacerbate other risks disclosed in the “Risk Factors” section in the Group’s Annual Report and Form 20-F for the year ended December 31, 2019 filed with the AFM and the SEC on February 18, 2020, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, customers’ and dealers’ access to affordable financing, and credit market conditions affecting the availability of capital and financial resources.

Outlook

The Narrowed 2020 Guidance presented below reflects better visibility and some refinements of the assumptions previously outlined in the May 2020 Guidance reported on May 4, 2020:

•continuing strong order book;
•refinement of production schedule resulting in a recovery of around 500 cars partially offsetting the loss of approximately 2,000 units incurred during the plant shutdown;
•delays in the full production ramp up of the SF90 Stradale, implying a softer mix;
•delivery of engines to Maserati reflecting their current annual targets.

The following assumptions are unchanged compared to the Revised Guidance:

•Formula 1 revenues continue to reflect the uncertainties regarding the remaining part of the 2020 calendar; so far 13 races have been confirmed, with most races expected to be held without the presence of fans;
•substantial reduction in Brand activities turnover reflecting a slow recovery;
•SG&A and R&D spending reflects cost containment initiatives taken and prioritization based on medium term impact analysis;
•capital expenditures for 2020 confirmed at approximately €750 million;
•no further disruption from current pandemic has been considered.

Considering the aforementioned assumptions, the Group’s guidance for the year is narrowed as follows:

(€ billion, unless otherwise stated)	MAY 2020 GUIDANCE(1)	NARROWED 2020 GUIDANCE
NET REVENUES	3.4 - 3.6	>3.4
ADJUSTED EBITDA (margin %)	1.05 - 1.20 31% - 33%	1.075 - 1.125 31% - 32.5%
ADJUSTED EBIT (margin %)	0.6 - 0.8 18% - 22%	0.65 - 0.70 18.5% - 20%
ADJUSTED DILUTED EPS (€)	2.4 - 3.1(2)	2.6 - 2.8(3)
INDUSTRIAL FREE CASH FLOW	0.1 - 0.2	0.10 - 0.15

(1) As reported in the Interim Report at and for the three months ended March 31, 2020
(2) Calculated using the weighted average diluted number of common shares as of March 31, 2020 (185,574 thousand)
(3) Calculated using the weighted average diluted number of common shares as of June 30, 2020 (185,460 thousand)

FERRARI N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2020 and 2019
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2020	2019	2020	2019
		(€ thousand)
Net revenues	6	570,813	983,598	1,503,010	1,923,660
Cost of sales	7	299,240	480,385	750,052	941,992
Selling, general and administrative costs	8	78,105	90,601	157,108	159,274
Research and development costs	9	166,171	170,169	347,408	354,908
Other expenses/(income), net	10	5,377	4,271	7,507	(2,171)
Result from investments		1,182	422	2,458	1,390
EBIT		23,102	238,594	243,393	471,047
Net financial expenses	11	11,317	9,750	24,393	16,464
Profit before taxes		11,785	228,844	219,000	454,583
Income tax expense	12	2,357	45,768	43,800	90,916
Net profit		9,428	183,076	175,200	363,667
Net profit attributable to:
Owners of the parent		8,943	182,110	174,947	360,395
Non-controlling interests		485	966	253	3,272

Basic earnings per common share (in €)	13	0.05	0.97	0.95	1.92
Diluted earnings per common share (in €)	13	0.04	0.96	0.94	1.91

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2020 and 2019
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2020	2019	2020	2019
		(€ thousand)
Net profit		9,428	183,076	175,200	363,667
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains on cash flow hedging instruments	20	13,847	15,990	22,033	1,474
Exchange differences on translating foreign operations	20	(3,905)	(2,456)	(1,194)	851
Related tax impact	20	(3,733)	(4,462)	(6,254)	(428)
Total items that may be reclassified to the consolidated income statement in subsequent periods		6,209	9,072	14,585	1,897
Total other comprehensive income, net of tax	20	6,209	9,072	14,585	1,897
Total comprehensive income		15,637	192,148	189,785	365,564
Total comprehensive income attributable to:
Owners of the parent		15,268	191,366	189,621	362,213
Non-controlling interests		369	782	164	3,351

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2020 and at December 31, 2019
(Unaudited)

	Note	At June 30, 2020	At December 31, 2019
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	890,056	837,938
Property, plant and equipment	15	1,140,046	1,069,652
Investments and other financial assets	16	38,806	38,716
Deferred tax assets		59,466	73,683
Total non-current assets		2,913,556	2,805,171
Inventories	17	452,767	420,051
Trade receivables	18	252,134	231,439
Receivables from financing activities	18	989,394	966,448
Current tax receivables	18	21,226	21,078
Other current assets	18	95,391	92,830
Current financial assets	19	22,858	11,409
Cash and cash equivalents		1,111,678	897,946
Total current assets		2,945,448	2,641,201
Total assets		5,859,004	5,446,372

Equity and liabilities
Equity attributable to owners of the parent		1,340,540	1,481,290
Non-controlling interests		6,162	5,998
Total equity	20	1,346,702	1,487,288

Employee benefits		55,934	88,116
Provisions	22	156,698	165,572
Deferred tax liabilities		107,072	82,208
Debt	23	2,757,067	2,089,737
Other liabilities	24	801,805	800,015
Other financial liabilities	19	5,524	14,791
Trade payables	25	625,867	711,539
Current tax payables		2,335	7,106
Total equity and liabilities		5,859,004	5,446,372

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2020 and 2019
(Unaudited)

	For the six months ended June 30,
	2020	2019
	(€ thousand)
Cash and cash equivalents at beginning of the period	897,946	793,664
Cash flows from operating activities:
Profit before taxes	219,000	454,583
Amortization and depreciation	198,215	154,159
Provision accruals	6,756	709
Result from investments	(2,458)	(1,390)
Net finance costs	24,393	16,464
Other non-cash expenses, net	17,853	16,201
Net losses/(gains) on disposal of property, plant and equipment and intangible assets	322	(105)
Change in inventories	(45,431)	(16,932)
Change in trade receivables	(19,303)	(52,228)
Change in trade payables	(90,289)	33,308
Change in receivables from financing activities	(25,750)	(36,898)
Change in other operating assets and liabilities	(56,228)	132,361
Finance income received	1,339	1,547
Finance costs paid	(26,769)	(16,806)
Income tax paid	(5,299)	(14,248)
Total	196,351	670,725
Cash flows used in investing activities:
Investments in property, plant and equipment	(157,772)	(149,304)
Investments in intangible assets	(149,059)	(158,612)
Change in investments and other financial assets	(100)	—
Proceeds from the sale of property, plant and equipment and intangible assets	—	1,351
Total	(306,931)	(306,565)
Cash flows from/(used in) financing activities:
Proceeds from bonds and notes	640,073	—
Proceeds from securitizations net of repayments	10,849	42,610
Net change in other debt	9,711	16,122
Net change in bank borrowings	(1,740)	(1,754)
Repayments in lease liabilities	(8,507)	(596)
Dividends paid to owners of the parent	(195,048)	(181,112)
Dividends paid to non-controlling interest	—	(2,120)
Share repurchases	(129,793)	(150,030)
Total	325,545	(276,880)
Translation exchange differences	(1,233)	261
Total change in cash and cash equivalents	213,732	87,541
Cash and cash equivalents at end of the period	1,111,678	881,205

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2020 and 2019
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2018	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
Net profit	—	360,395	—	—	—	360,395	3,272	363,667
Other comprehensive income	—	—	1,046	772	—	1,818	79	1,897
Dividends	—	(193,238)	—	—	—	(193,238)	(2,120)	(195,358)
Share-based compensation	—	9,068	—	—	—	9,068	—	9,068
Share repurchases	—	(150,030)	—	—	—	(150,030)	—	(150,030)
Special voting shares issuance (1)	69	(69)	—	—	—	—	—	—
At June 30, 2019	2,573	1,345,604	(1,946)	38,622	(8,118)	1,376,735	6,348	1,383,083

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2019	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
Net profit	—	174,947	—	—	—	174,947	253	175,200
Other comprehensive income/(loss)	—	—	15,779	(1,105)	—	14,674	(89)	14,585
Dividends	—	(208,765)	—	—	—	(208,765)	—	(208,765)
Share-based compensation	—	8,187	—	—	—	8,187	—	8,187
Share repurchases	—	(129,793)	—	—	—	(129,793)	—	(129,793)
At June 30, 2020	2,573	1,297,296	11,125	39,286	(9,740)	1,340,540	6,162	1,346,702
___________________________________
(1) Relates to the issuance and de-registration of certain special voting shares under the Company's special voting shares terms and conditions.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

        Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 167 authorized dealers operating 187 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 18 Ferrari-owned stores and 18 franchised stores (including 13 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

2. AUTHORIZATION OF SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

        These Semi-Annual Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on August 3, 2020, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2019 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There are no material effects on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2019, except as described in the section “New standards and amendments effective from January 1, 2020”.

3. BASIS OF PREPARATION FOR SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

        Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is necessary. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments, or settlements.

New standards and amendments effective from January 1, 2020
The following new standards and amendments effective on or subsequent to January 1, 2020 have been adopted by the Group.
Amendments to IFRS 3 – Business Combinations
The Group adopted narrow scope amendments to IFRS 3 - Business Combinations. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets, emphasizing that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. There was no effect from the adoption of these amendments.

Amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

The Group adopted amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. There was no effect from the adoption of these amendments.

Amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures

The Group adopted amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures, collectively the “Interest Rate Benchmark Reform”. These amendments modify certain hedge accounting requirements in order to provide relief from potential effects of the uncertainty caused by the interbank offered rates (IBOR) reform and require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. There was no effect from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

The Group adopted the changes envisaged by the review of the Conceptual Framework for Financial Reporting, which applies to companies that use the Conceptual Framework to develop accounting policies when no IFRS standard applies to a particular transaction. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. There was no immediate effect from adoption, however the Group will apply the changes to develop accounting policies when no IFRS standard applies to a particular transaction in the future.

Amendment to IFRS 16 - Leases

In May 2020 the IASB issued an amendment to IFRS 16 - Leases for COVID-19-related Rent Concessions. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications. The Group adopted this amendment from its effective date of June 1, 2020 and there was no significant effect from the adoption of this amendment. This amendment is in process of endorsement by the European Union as of the date of these Semi-Annual Condensed Consolidated Financial Statements.

New standards, amendments and interpretations not yet effective

        The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2021 or subsequent years are listed below:

        In May 2017 the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2021; however in May 2020 the IASB issued an exposure draft proposing to delay the effective date until January 1, 2023. The Group does not expect any impact from the adoption of this standard.

In January 2020 the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement ate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IFRS 3 - Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 16 - Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 - Financial Instruments in relation to which fees an entity includes when applying the '10 percent' test for derecognition of financial liabilities, iii) IAS 41 - Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 - Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Group does not expect any material impact from the adoption of these amendments.

In June 2020 the IASB issued amendments to IFRS 4 - Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. The Group does not expect any impact from the adoption of these amendments.

Scope of consolidation

        There were no changes in the scope of consolidation for the periods presented in this Semi-Annual Report.

4. FINANCIAL RISK FACTORS

        The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and interest rates) credit risk and liquidity risk. The Semi-Annual Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 of the Consolidated Financial Statements at and for the year ended December 31, 2019.

Although there was no significant impacts from the coronavirus COVID-19 (“COVID-19”) pandemic on the Group’s financial risks or risk management procedures in the periods presented by the these Semi-Annual Condensed Consolidated Financial Statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and the related effects on the financial position and results of operations of the Group.

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has increased its available liquidity, mainly through additional undrawn committed credit lines (an additional amount of €350 million was secured in April 2020, doubling the total committed credit lines available and undrawn to €700 million) and the issuance of a bond for a principal amount of €650 million in May. See Note 23 for additional details.

5. OTHER INFORMATION
        The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2020		2019
	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
U.S. Dollar	1.1020	1.1198	1.1298	1.1380	1.1234
Pound Sterling	0.8746	0.9124	0.8736	0.8966	0.8508
Swiss Franc	1.0642	1.0651	1.1295	1.1105	1.0854
Japanese Yen	119.2668	120.6600	124.2836	122.6000	121.9400
Chinese Yuan	7.7509	7.9219	7.6678	7.8185	7.8205
Australian Dollar	1.6775	1.6344	1.6003	1.6244	1.5995
Canadian Dollar	1.5033	1.5324	1.5069	1.4893	1.4598
Singapore Dollar	1.5411	1.5648	1.5356	1.5395	1.5111
Hong Kong Dollar	8.5531	8.6788	8.8611	8.8866	8.7473

6. NET REVENUES
        Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ thousand)		(€ thousand)
Revenues from:
Cars and spare parts	450,287	766,867	1,238,475	1,501,417
Engines	20,582	52,270	53,234	110,738
Sponsorship, commercial and brand	82,415	130,875	171,993	258,813
Other	17,529	33,586	39,308	52,692
Total net revenues	570,813	983,598	1,503,010	1,923,660

Other net revenues primarily relate to financial services activities and management of the Mugello racetrack and other sports-related activities.

7. COST OF SALES
        Cost of sales for the three months ended June 30, 2020 and 2019 amounted to €299,240 thousand and €480,385 thousand, respectively, and for the six months ended June 30, 2020 and 2019 amounted to €750,052 thousand and €941,992 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs principally include depreciation, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment.

        Interest and other financial expenses from financial services activities included within cost of sales for the three months ended June 30, 2020 and 2019 amounted to €8,128 thousand and €12,433 thousand, respectively, and for the six months ended June 30, 2020 and 2019 amounted to €21,608 thousand and €24,458 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

        Selling costs for the three months ended June 30, 2020 and 2019 amounted to €37,821 thousand and €49,307 thousand, respectively, and for the six months ended June 30, 2020 and 2019 amounted to €76,444 thousand and €81,174 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

        General and administrative costs for the three months ended June 30, 2020 and 2019 amounted to €40,284 thousand and €41,294 thousand, respectively, and for the six months ended June 30, 2020 and 2019 amounted to €80,664 thousand and €78,100 thousand, respectively, consisting mainly of administrative and other general expenses that are not directly attributable to manufacturing, sales or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
        Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ thousand)
Research and development costs expensed during the period	122,454	139,998	261,971	293,942
Amortization of capitalized development costs	43,717	30,171	85,437	60,966
Total research and development costs	166,171	170,169	347,408	354,908

Research and development costs expensed during the period primarily relate to Formula 1 activities and research and development activities to support the innovation of our product range and components, in particular, in relation to hybrid and electric technology.

Research and development costs for the three and six months ended June 30, 2020 are recognized net of technology incentives received.

10. OTHER EXPENSES/(INCOME), NET
        Other expenses/(income), net for the three months ended June 30, 2020 included other expenses of €6,575 thousand, mainly related to provisions, indirect taxes and other miscellaneous expenses, partially offset by other income of €1,198 thousand.

        Other expenses/(income), net for the six months ended June 30, 2020 included other expenses of €9,608 thousand, mainly related to provisions, indirect taxes and other miscellaneous expenses, partially offset by other income of €2,101 thousand.

11. NET FINANCIAL EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	5,253	8,868	15,257	16,582
Financial services activities (reported within net revenues)	15,679	17,453	33,444	33,304

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(16,570)	(18,618)	(39,650)	(33,046)
Financial services activities (reported within cost of sales)	(8,128)	(12,433)	(21,608)	(24,458)

Net financial expenses relating to industrial activities (A - B)	(11,317)	(9,750)	(24,393)	(16,464)

Net financial expenses primarily relate to net foreign exchange losses, including the net costs of hedging, as well as fair value gains and losses on financial assets and interest expenses on debt.

12. INCOME TAX EXPENSE
        Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ thousand)
Current tax (benefit)/expense	(10,776)	32,057	10,554	68,095
Deferred tax expense	12,902	10,862	33,015	16,657
Taxes relating to prior periods	231	2,849	231	6,164
Total income tax expense	2,357	45,768	43,800	90,916

Income tax expense amounted to €2,357 thousand and €45,768 thousand for the three months ended June 30, 2020 and 2019, respectively and €43,800 thousand and €90,916 thousand for the six months ended June 30, 2020 and 2019, respectively. Income taxes for all periods presented benefited from the application of the Patent Box tax regime.

Taxes relating to prior periods in 2020 and 2019 are primarily attributable to the agreements reached with the Italian Revenue Agency for the settlement of previous years’ claims.

The effective tax rate was 20.0 percent for both the six months ended June 30, 2020 and the six months ended June 30, 2019. The effective tax rate reflects a decrease in current tax expense in relation to IRES being substantially offset by an increase in deferred tax expense.

IRAP (current and deferred) for the six months ended June 30, 2020 and 2019 amounted to €5,065 thousand and €13,094 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the six months ended June 30, 2020 and 2019, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the semi-annual consolidated statement of financial position when a legally enforceable right to offset exists.

13. EARNINGS PER SHARE
        Basic earnings per share
        Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue and outstanding. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,
		2020	2019	2020	2019
Profit attributable to owners of the parent	€ thousand	8,943	182,110	174,947	360,395
Weighted average number of common shares for basic earnings per share	thousand	184,748	187,409	184,864	187,544
Basic earnings per share	€	0.05	0.97	0.95	1.92

        Diluted earnings per share
        For the three and six months ended June 30, 2020 and 2019, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans. See Note 21 for additional details on the equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the three and six months ended June 30, 2020 and 2019:

		For the three months ended June 30,		For the six months ended June 30,
		2020	2019	2020	2019
Profit attributable to owners of the parent	€ thousand	8,943	182,110	174,947	360,395
Weighted average number of common shares for diluted earnings per share	thousand	185,344	188,207	185,460	188,342
Diluted earnings per share	€	0.04	0.96	0.94	1.91

14. INTANGIBLE ASSETS

	Balance at December 31, 2019	Additions	Amortization	Translation differences and other	Balance at June 30, 2020
	(€ thousand)
Intangible assets	837,938	149,059	(95,055)	(1,886)	890,056

Additions of €149,059 thousand for the six months ended June 30, 2020 primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2019	Additions	Disposals	Depreciation	Translation differences and other	Balance at June 30, 2020
	(€ thousand)
Property, plant and equipment	1,069,652	174,061	(322)	(103,160)	(185)	1,140,046
of which right-of-use assets	57,765	16,289	—	(10,193)	55	63,916

Additions of €174,061 thousand for the six months ended June 30, 2020 were mainly comprised of additions to advances and assets under construction, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and our personalization programs, as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.

For the six months ended June 30, 2020 depreciation of right-of-use assets amounted to €10,193 thousand and interest expense on lease liabilities amounted to €472 thousand (€8,252 thousand and €612 thousand respectively for the six months ended June 30, 2019).

At June 30, 2020 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €116,564 thousand (€105,335 thousand at December 31, 2019).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At June 30, 2020	At December 31, 2019
	(€ thousand)
Investments accounted for using the equity method	32,470	30,012
Other securities and financial assets	6,336	8,704
Total investments and other financial assets	38,806	38,716

Investments accounted for using the equity method
        Investments accounted for using the equity method relate to the Group’s investment in FFS GmbH and changes were as follows:

(€ thousand)
Balance at January 1, 2020	30,012
Proportionate share of net profit for the period from January 1, 2020 to June 30, 2020	2,458
Balance at June 30, 2020	32,470

Other securities and financial assets
        Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship. The Liberty Media Shares are measured at fair value and amounted to €5,302 thousand at June 30, 2020 (€7,674 thousand at December 31, 2019).

17. INVENTORIES

	At June 30, 2020	At December 31, 2019
	(€ thousand)
Raw materials	102,579	85,155
Semi-finished goods	105,586	91,119
Finished goods	244,602	243,777
Total inventories	452,767	420,051

The amount of inventory write-downs recognized as an expense within cost of sales was €12,169 thousand and €8,228 thousand for the six months ended June 30, 2020 and 2019, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At June 30, 2020	At December 31, 2019
	(€ thousand)
Receivables from financing activities	989,394	966,448
Trade receivables	252,134	231,439
Current tax receivables	21,226	21,078
Other current assets	95,391	92,830
Total	1,358,145	1,311,795

Receivables from financing activities

        Receivables from financing activities are as follows:

	At June 30, 2020	At December 31, 2019
	(€ thousand)
Client financing	973,533	950,842
Dealer financing	15,861	15,606
Total	989,394	966,448

Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At June 30, 2020	At December 31, 2019
	(€ thousand)
Financial derivatives	19,671	9,423
Other financial assets	3,187	1,986
Current financial assets	22,858	11,409

The following table provides the analysis of derivative assets and liabilities at June 30, 2020 and December 31, 2019.

	At June 30, 2020		At December 31, 2019
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	19,152	(5,281)	8,039	(14,547)
Interest rate caps and other	148	—	87	—
Total cash flow hedges	19,300	(5,281)	8,126	(14,547)
Other foreign currency derivatives	371	(243)	1,297	(244)
Derivatives assets/(liabilities)	19,671	(5,524)	9,423	(14,791)
At June 30, 2020 and December 31, 2019, all foreign currency derivatives had a maturity of twelve months or less.
Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps and other primarily relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
        Share capital
        At June 30, 2020 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01 (€2,573 thousand at December 31, 2019 consisting of 193,923,499 common shares and 63,349,111 special voting shares, all with a nominal value of €0.01). At June 30, 2020, the Company held in treasury 9,175,609 common shares and 2,190 special voting shares, while at December 31, 2019 the Company held in treasury 8,640,176 common shares and 2,190 special voting shares. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. On March 30, 2020 the Company elected to temporarily suspend its share repurchase program.

The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the six months ended June 30, 2020:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2019	185,283,323	63,346,921	248,630,244
Common shares repurchased under share repurchase program(1)	(819,483)	—	(819,483)
Common shares assigned under equity incentive plans(2)	284,050	—	284,050
Other changes	—	1	1
Balance at June 30, 2020	184,747,890	63,346,922	248,094,812
_______________________________________
(1) Includes shares repurchased under the share repurchase program between January 1, 2020 and June 30, 2020 based on the transaction trade date, for a total consideration of €119,771 thousand, including transaction costs.
(2) On March 16, 2020, 366,199 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2020, the Company purchased 82,149 common shares, for a total consideration of €10,022 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.

        Other comprehensive income/(loss)

        The following table presents other comprehensive income/(loss):

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments arising during the period	12,139	8,433	16,570	(8,618)
Losses/(Gains) on cash flow hedging instruments reclassified to the consolidated income statement	1,708	7,557	5,463	10,092
Gains/(Losses) on cash flow hedging instruments	13,847	15,990	22,033	1,474
Exchange differences on translating foreign operations arising during the period	(3,905)	(2,456)	(1,194)	851
Total items that may be reclassified to the consolidated income statement in subsequent periods	9,942	13,534	20,839	2,325
Total other comprehensive income/(loss)	9,942	13,534	20,839	2,325
Related tax impact	(3,733)	(4,462)	(6,254)	(428)
Total other comprehensive income/(loss), net of tax	6,209	9,072	14,585	1,897
        Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
        The tax effects relating to other comprehensive loss are as follows:

	For the six months ended June 30,
	2020			2019
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	22,033	(6,254)	15,779	1,474	(428)	1,046
Exchange gains on translating foreign operations	(1,194)	—	(1,194)	851	—	851
Total other comprehensive income/(loss)	20,839	(6,254)	14,585	2,325	(428)	1,897

21. SHARE-BASED COMPENSATION

Equity Incentive Plan 2016-2020

During the first quarter of 2020, 213,020 performance share units (“PSUs”) vested based on the achievement of the defined performance conditions for the period from 2016 to 2019 and 31,510 retention restricted share units (“RSUs”) vested based on the achievement of the related service conditions. As a result, 329,735 common shares, which were previously held in treasury, were assigned to participants of the plan. The number of shares assigned was greater than the number of awards that vested as a result of the Group’s level of achievement against the defined performance conditions. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Equity Incentive Plan 2016-2020.

Equity Incentive Plan 2019-2021

During the first quarter of 2020, 17,572 PSUs vested based on the achievement of the defined performance conditions for 2019 and 18,892 RSUs vested based on the achievement of the related service conditions. As a result, 36,464 common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Equity Incentive Plan 2019-2021.

Equity Incentive Plan 2020-2022

        Under a new equity incentive plan approved in 2020, 60,089 PSUs and 47,513 RSUs, which each represent the right to receive one Ferrari common share, were awarded to the Executive Chairman, members of the Senior Management Team (“SMT”) and other key members of the Group (“Equity Incentive Plan 2020-2022”). The PSUs and RSUs cover a three-year performance period from 2020 to 2022.

Equity Incentive Plan 2020-2022 - Performance Share Units (PSUs)

        The vesting of the PSUs is based on the achievement of defined key performance indicators relating to: i) a total shareholder return (“TSR”) ranking, ii) an EBITDA target, and iii) innovation targets, which will each be settled independently of the other targets. The total number of shares that will be assigned upon vesting of the PSUs will depend on the level of achievement of the targets. The PSUs vest in 2023.

        Of the total number of PSU awards, 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of eight, including the Company, (the “Peer Group”):

Ferrari TSR Ranking	Payout Ratio
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%

The defined Peer Group is as follows:

Ferrari	Aston Martin	Burberry	Hermes
Kering	LVMH	Moncler	Richemont
Of the total number of PSU awards, 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan:

Actual Adjusted EBITDA Compared to Business Plan	Payout Ratio
+10%	140%
+5%	120%
Business Plan Target	100%
-5%	80%
<-5%	0%
Of the total number of PSU awards, 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.

The performance period for the PSUs commenced on January 1, 2020. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were awarded is €136.06 per share. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions
Grant date share price	€142.95
Expected volatility	26.6%
Dividend yield	0.8
Risk-free rate	0%
The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

At June 30, 2020 none of the PSU awards had vested or were forfeited.

Equity Incentive Plan 2020-2022 - Retention Restricted Share Units (RSUs)

The vesting of the RSUs is conditional on the recipients continued employment with the Company at the time of vesting. The RSUs vest in 2023. The fair value of the RSUs awarded is €139.39 per share.

At June 30, 2020 none of the RSU awards had vested or were forfeited.
Outstanding share awards

For the six months ended June 30, 2020, changes in the outstanding number of PSU and RSU share awards under the Group’s equity incentive plans are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards
Balance at December 31, 2019	598,719	171,145
Granted(1)	60,089	47,513
Vested(2)	(230,592)	(50,402)
Balance at June 30, 2020	428,216	168,256
_____________________________________
(1)  Granted under the Equity Incentive Plan 2020-2022
(2)  Vested under the Equity Incentive Plan 2016-2020 and the Equity Incentive Plan 2019-2021

Share-based compensation expense

For the six months ended June 30, 2020 and 2019, the Company recognized €8,187 thousand and €9,068 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity in relation to the PSU awards and RSU awards of the Group’s equity incentive plans. At June 30, 2020, unrecognized compensation expense amounted to €26,083 thousand and will be recognized over the remaining vesting periods through 2022.

22. PROVISIONS
        Provisions are as follows:

	At June 30, 2020	At December 31, 2019
	(€ thousand)
Warranty and recall campaigns provision	103,957	107,811
Legal proceedings and disputes	27,146	27,097
Other risks	25,595	30,664
Total provisions	156,698	165,572

The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract-related disputes with suppliers, employees and other parties, as well as environmental risks.
        Movements in provisions are as follows:

	Balance at December 31, 2019	Additional provisions	Utilization	Translation differences and other	Balance at June 30, 2020
	(€ thousand)
Warranty and recall campaigns provision	107,811	10,790	(14,667)	23	103,957
Legal proceedings and disputes	27,097	2,666	(2,571)	(46)	27,146
Other risks	30,664	3,242	(8,368)	57	25,595
Total provisions	165,572	16,698	(25,606)	34	156,698

23. DEBT

	Balance at December 31, 2019	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other(*)	Translation differences	Balance at June 30, 2020
	(€ thousand)
Bonds and notes	1,185,470	640,073	—	(1,143)	—	1,824,400
Asset-backed financing (Securitizations)	788,269	125,046	(114,197)	(521)	2,385	800,982
Leases liabilities	60,496	—	(8,507)	16,289	(160)	68,118
Borrowings from banks	32,946	—	(1,740)	—	99	31,305
Other debt	22,556	22,804	(13,093)	—	(5)	32,262
Total debt	2,089,737	787,923	(137,537)	14,625	2,319	2,757,067
_____________________________________
(*) Other changes in lease liabilities relates entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Bonds and notes

        2023 Bond

        On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at June 30, 2020 of €383,409 thousand includes accrued interest of €1,683 thousand (€385,776 thousand including €4,567 thousand of accrued interest at December 31, 2019).

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs, and a yield to maturity of 0.391 percent. The net proceeds were primarily used to repay a €700 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €200,000 thousand. The amount outstanding at June 30, 2020 of €499,856 thousand includes accrued interest of €572 thousand (€499,824 thousand including €1,199 thousand of accrued interest at December 31, 2019).

2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

The amount outstanding of the 2029 Notes at June 30, 2020 was €149,931 thousand, including accrued interest of €700 thousand (€149,891 thousand including accrued interest of €700 thousand at December 31, 2019). The amount outstanding of the 2031 Notes at June 30, 2020 was €150,011 thousand, including accrued interest of €794 thousand (€149,979 thousand including accrued interest of €794 thousand at December 31, 2019).

2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at June 30, 2020 was €641,192 thousand, including accrued interest of €935 thousand.

Asset-backed financing (Securitizations)

As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the US through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with such receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. As of June 30, 2020, the following revolving securitization programs were in place:

•revolving securitization program for funding of up to $600 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of June 30, 2020 total proceeds net of repayments from the sales of financial receivables under the program were $576 million ($547 million at December 31, 2019). The securitization agreement requires the maintenance of an interest rate cap. The program is subject to renewal in December 2020.

•revolving securitization program for funding of up to $250 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of June 30, 2020, total proceeds net of repayments from the sales of financial receivables under the program were $245 million ($238 million at December 31, 2019).The securitization agreement requires the maintenance of an interest rate cap. The program is subject to renewal in October 2020.

•revolving securitization program for funding of up to $135 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points. As of June 30, 2020 total proceeds net of repayments from the sales of financial receivables under the program were $76 million ($101 million at December 31, 2019). The program is subject to renewal in March 2021.

        The funding limits of the revolving securitization programs have been progressively increased since inception as the related receivables portfolios have increased.

        Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €41,629 thousand at June 30, 2020 (€27,524 thousand at December 31, 2019).

Lease liabilities

        The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. As of June 30, 2020 lease liabilities amounted to €68,118 thousand (€60,496 thousand at December 31, 2019).

Borrowings from banks

Borrowings from banks at June 30, 2020 relates to financial liabilities of FFS Inc to support financial services activities, and in particular €31,305 thousand (€31,211 thousand at December 31, 2019) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at June 30, 2020) and bearing interest at LIBOR plus a range of between 60 and 65 basis points.

Revolving credit facility and other committed credit lines

In December 2019, the Company negotiated a €350 million unsecured committed revolving credit facility (the “RCF”), which is intended for general corporate and working capital purposes. The RCF has a 5 year-tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on the Company’s request and the approval of each participating bank. In April 2020, additional committed credit lines of €350 million were secured with tenors ranging from 18 to 24 months, doubling total committed credit lines available to €700 million. At June 30, 2020 all of the above mentioned committed credit facilities were undrawn and at December 31, 2019 the RCF was undrawn.

Other debt

        Other debt mainly relates to funding for operating activities of the Group.

24. OTHER LIABILITIES
        An analysis of other liabilities is as follows:

	At June 30, 2020	At December 31, 2019
	(€ thousand)
Deferred income	386,334	275,439
Advances and security deposits	255,665	348,899
Accrued expenses	56,056	85,965
Payables to personnel	39,103	28,272
Social security payables	19,258	20,334
Other	45,389	41,106
Total other liabilities	801,805	800,015
        Deferred income primarily includes amounts received under maintenance and power warranty programs of €221,234 thousand at June 30, 2020 and €219,209 thousand at December 31, 2019, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
        Advances and security deposits at June 30, 2020 and at December 31, 2019 primarily include advances received from clients for the purchase of our hypercars, limited edition cars and Icona cars. Upon shipment of such cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the Ferrari Monza SP1 and SP2.

25. TRADE PAYABLES
        Trade payables of €625,867 thousand at June 30, 2020 (€711,539 thousand at December 31, 2019) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
        IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

        Levels used in the hierarchy are as follows:

        Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

        Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

        Level 3 inputs are unobservable inputs for the assets and liabilities.

        Assets and liabilities that are measured at fair value on a recurring basis

        The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2020 and at December 31, 2019:

		At June 30, 2020
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Shares	16	5,302	—	—	5,302
Current financial assets	19	—	19,671	—	19,671
Total assets		5,302	19,671	—	24,973
Other financial liabilities	19	—	5,524	—	5,524
Total liabilities		—	5,524	—	5,524

		At December 31, 2019
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Shares	16	7,674	—	—	7,674
Current financial assets	19	—	9,423	—	9,423
Total assets		7,674	9,423	—	17,097
Other financial liabilities	19	—	14,791	—	14,791
Total liabilities		—	14,791	—	14,791

There were no transfers between fair value hierarchy levels for the periods presented.
        The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the balance sheet date.

        The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

         Assets and liabilities not measured at fair value on a recurring basis
        For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
        The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At June 30, 2020		At December 31, 2019
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	989,394	989,394	966,448	966,448
Total assets		989,394	989,394	966,448	966,448
Debt	23	2,757,067	2,784,113	2,089,737	2,103,871
Total liabilities		2,757,067	2,784,113	2,089,737	2,103,871

27. RELATED PARTY TRANSACTIONS
        Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, Fiat Chrysler Automobiles N.V. ("FCA", and together with its subsidiaries, the "FCA Group"), companies belonging to the FCA Group, Exor N.V. ("Exor", and together with its subsidiaries, the "Exor Group"), companies belonging to the Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
        Transactions with FCA Group companies
•the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by the FCA Group;
•a technical cooperation, starting from November 2019, between the Group and FCA Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues.

Transactions with Exor Group companies

•the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

        Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

        In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

        The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the six months ended June 30,
	2020			2019
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
FCA Group companies
Maserati	26,902	732	—	74,614	2,169	—
FCA US LLC	—	5,775	—	—	9,486	—
Magneti Marelli (2)	—	—	—	352	10,444	—
Other FCA Group companies	3,574	2,950	1,116	5,899	3,441	903
Total FCA Group companies	30,476	9,457	1,116	80,865	25,540	903
Exor Group companies (excluding the FCA Group)	113	458	1	142	218	(2)
Other related parties	12	5,641	7	117	6,671	18
Total transactions with related parties	30,601	15,556	1,124	81,124	32,429	919
Total for the Group	1,503,010	914,667	24,393	1,923,660	1,099,095	16,464
______________________________
(1) Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.
(2) FCA completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli (which subsequently operates under the name "Marelli") is no longer a related party.

         Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2020				At December 31, 2019
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	18,338	4,926	—	20,954	48,617	5,449	—	21,821
FCA US LLC	—	2,062	—	—		4,636	—	—
Other FCA Group companies	649	2,935	237	546	1,165	3,598	203	581
Total FCA Group companies	18,987	9,923	237	21,500	49,782	13,683	203	22,402
Exor Group companies (excluding the FCA Group)	113	377	157	144	350	9	237	207
Other related parties	104	2,310	530	1,226	147	2,565	1,295	1,835
Total transactions with related parties	19,204	12,610	924	22,870	50,279	16,257	1,735	24,444
Total for the Group	252,134	625,867	95,391	801,805	231,439	711,539	92,830	800,015

        Current financial assets at June 30, 2020 included €1,699 thousand with the FCA Bank group (nil at December 31, 2019). There were no other financial assets or financial liabilities originating from related party transactions at June 30, 2020 or December 31, 2019.

28. ENTITY-WIDE DISCLOSURES
        The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2020 and 2019:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	(€ thousand)
Italy	43,995	98,959	121,636	189,463
Rest of EMEA	273,562	400,514	710,149	794,458
Americas (1)	153,632	270,920	425,354	502,272
Mainland China, Hong Kong and Taiwan	18,973	109,886	41,288	240,166
Rest of APAC (2)	80,651	103,319	204,583	197,301
Total net revenues	570,813	983,598	1,503,010	1,923,660
______________________________
(1) Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2) Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.
The Group had an average number of employees of 4,402 and 4,097 for the six months ended June 30, 2020 and 2019, respectively and 4,413 and 4,154 for the three months ended June 30, 2020 and 2019, respectively.
Depreciation amounted to €103,160 thousand and €86,672 thousand for the six months ended June 30, 2020 and 2019, respectively and €52,886 thousand and €42,702 thousand for the three months ended June 30, 2020 and 2019, respectively.

Amortization amounted to €95,055 thousand and €67,487 thousand for the six months ended June 30, 2020 and 2019, respectively and €48,751 thousand and €33,048 thousand for the three months ended June 30, 2020 and 2019, respectively.

29. SUBSEQUENT EVENTS
        The Group has evaluated subsequent events through August 3, 2020, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On July 2, 2020, Ferrari S.p.A. was awarded the Equal Salary Certificate in recognition of the same compensation amongst women and men for equivalent roles and jobs. This testifies to the Company's continued commitment to creating an inclusive and diverse working environment while fostering career development for all of our employees.

On July 10, 2020 it was announced that the Mugello racetrack will host a Formula 1 Grand Prix for the first time on the weekend of September 11 to 13, 2020, on the occasion of Scuderia Ferrari's 1000th Grand Prix race.

Responsibility Statement
        The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Consolidated Financial Statements and the Management’s Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.

        In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.
August 3, 2020
The Board of Directors

John Elkann
Louis C. Camilleri
Piero Ferrari
Delphine Arnault
Francesca Bellettini
Roberto Cingolani
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick